Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

T. Rowe Price Associates, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

T. Rowe Price Associates, Inc.

5. Number of shares / amount of stock acquired

250,000

6. Percentage of issued class acquired

0.18%

7. Number of shares / amount of stock disposed since last notification

n/a

8. Percentage of issued class disposed

n/a

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

2 December 2004

11. Date company informed

3 December 2004

12. Total holding following this notification

4,500,000

13. Total percentage holding of issued class following this notification

3.17%

14. Any additional information

Notification received pursuant to S.198(1) – CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti 020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Michael Arnaouti

Date of notification

6 December 2004